FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, 21 September, 2017

Ger. Gen. No. 18/2017

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

   Ref. Communicating a SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized I hereby inform you of the following significant event:

On September 21, 2017, Enel Américas S.A. (the “Company”) paid R$ 389,575,000 (Brazilian reales), equivalent to US$ 125 million, in cash in relation to the capital increase in its Brazilian subsidiary Enel Brasil S.A. . After the capital increase, the participation of Enel Américas S.A. in Enel Brasil S.A. increased to 95.44% from 95.25%.

This operation is part of the use of process raised in the capital increase of Enersis S.A., currently Enel Américas S.A., approved by the Extraordinary Shareholders’ Meeting held on December 20, 2012 that satisfactorily ended with 100% of the shares available subscribed in March, 2013, collecting Ch$1,121,458 (Chilean pesos) in cash.

Sincerely yours,

Luca D'Agnese

Chief Executive Officer

Cc     Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago – Representantes Tenedores de Bonos (BondholdersRepresentative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: September 25, 2017